RBTT FINANCIAL HOLDINGS LIMITED

Dear Shareholder,

RBTT Financial Holdings Limited (RBTT) is in the process of completing all the steps for its successful amalgamation with a subsidiary of Royal Bank of Canada (RBC). We expect the transaction to close on or around June 16, 2008.

In the coming days, shareholders will receive a Letter of Transmittal which must be completed and returned to RBTT Trust Limited (the Escrow Agent) in order to receive their payment of cash/shares (the Consideration).

The following is an outline of what all shareholders must do:

WHAT YOU NEED TO DO TO RECEIVE YOUR CONSIDERATION

Complete a Letter of Transmittal

A Letter of Transmittal will be sent via courier to you or can be collected at any RBTT branch or downloaded from the RBTT website at **www.rbtt.com**.

You should complete the Letter of Transmittal in accordance with the instructions and deposit it, **along with the required supporting documentation (such as your share certificate or most recent statement of account)**, in specially marked boxes at any RBTT branch, or at the Escrow Agent at:

RBTT Trust Limited
22-24 Victoria Avenue
Port of Spain
Trinidad and Tobago

In addition, from **June 9, 2008**, you can come to our Designated Centre, at **The Queen's Park Oval, Main Ballroom, Elizabeth Street, Port of Spain** where a representative of the Escrow Agent will assist you.

Please note: If you wish to have your consideration sent to you on the earliest distribution date which is expected to be **June 23, 2008**, your documents must be submitted to the Escrow Agent through any of the channels outlined above on or prior to **June 20, 2008**.

WHAT IF:

Your certificate is lost or stolen

Shareholders must still complete the Letter of Transmittal and must call our Helpdesk at (868) 821-5888, or come to our Designated Centre to determine the number of the lost certificate. This number will be included on the Statutory Declaration and Indemnity for Lost Share Certificate form which you will receive from the Escrow Agent and which, when completed, has to be taken to a Commissioner of Affidavits or Justice of the Peace for signing.

Your shares are held against a loan or other debt

If your shares are held against a loan or other debt, the relevant portion of the Letter of Transmittal must be completed by the party holding the debt (lien holder), after which you must deposit the completed documents at any RBTT branch, the Designated Centre or to the Escrow Agent at the address provided herein.

DELIVERY OF YOUR CONSIDERATION

Once your properly completed Letter of Transmittal, together with the required documents, have been received and processed by the Escrow Agent, your consideration package will be sent via TTPost couriers to either the shareholder at the address stated in RBTT's Shareholder Register, or to the lien holder.

PLEASE NOTE

Shareholders should call our **Helpdesk at (868) 821-5888** and speak with one of our representatives if you require any assistance or clarification about this Consideration process.

Our **Helpdesk** will be available from Monday June 9, 2008 until Friday July 11, 2008, from 8 am to 9 pm.

Our **Designated Centre** will be open from June 9 to July 4, 2008, from 7am to 7 pm, Monday to Friday, and from 9am to 5pm on Saturday. On Thursday June 19, 2008 we shall be open from 9am to 5pm. It is located at:

The Queen's Park Oval
Main Ballroom
Elizabeth Street
Port of Spain

*** Parking available at King George v Park**

Shareholders who have not received their Letter of Transmittal and/or Statutory Declaration and Indemnity for Lost Share Certificates form can contact TTPost at **800-SEND (800-7363)** to arrange delivery, can pick up these documents at any RBTT branch, or can download them from our website.